SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 524,530.04
	8	SHARED VOTING POWER 1,122,421.22
	9	SOLE DISPOSITIVE POWER 524,530.04
	10	SHARED DISPOSITIVE POWER 1,122,421.22
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,646,951.26
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.74%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,005.90
	8	SHARED VOTING POWER 3,564,255.78
	9	SOLE DISPOSITIVE POWER 24,005.90
	10	SHARED DISPOSITIVE POWER 3,564,255.78
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,588,261.6798
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.87%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,860,831.5774
	8	SHARED VOTING POWER 7,500
	9	SOLE DISPOSITIVE POWER 1,860,831.5774
	10	SHARED DISPOSITIVE POWER 7,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,331.5774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65341D102

SCHEDULE 13D/A

This Amendment No. 6 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), James D. Dondero, and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 23, 2015, as subsequently amended on April 24, 2015, as subsequently amended on September 2, 2015 and as subsequently amended on October 19, 2015. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 3. Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the consummation of the separation of the Issuer from NexPoint Credit Strategies Fund (the “Spin-Off”). As of July 20, 2016, the Reporting Persons had purchased additional shares of Common Stock with working capital in open market purchases for an aggregate purchase price of approximately $15,791,133.41.

Item 5. Interest in Securities of the Issuer.

(a) As of July 20, 2016, (i) Highland Capital may be deemed to beneficially own 1,646,951.26 shares of Common Stock, which represents approximately 7.74% of the outstanding Common Stock, (ii) James D. Dondero may be deemed to beneficially own 3,588,261.6798 shares of Common Stock, which represents approximately 16.87% of the outstanding Common Stock, and (iii) Nancy Marie Dondero, in her capacity of trustee of a trust, may deemed to beneficially own 1,868,331.5774 shares of Common Stock, which represents approximately 8.79% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 1,868,331.5774 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.(1)	524,530.04	1,122,421.22	524,530.04	1,122,421.22
James D. Dondero(2)	24,005.90	3,564,255.78	24,005.90	3,564,255.78
Nancy Marie Dondero (3)	1,860,831.5774	7,500	1,860,831.5774	7,500

(1)	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
(2)	These shares are held by Mr. Dondero both directly and indirectly through Highland Capital (as described in footnote (1) above), an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
(3)	Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

CUSIP No. 65341D102

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

CUSIP No. 65341D102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2016

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 21, 2016.

Date	Effected By	Nature of Transaction	Quantity		Price
6/22/2016	Highland Capital	Open Market Purchase	28,735.0692	(1)	$15.3123
7/20/2016	Highland Capital	Open Market Purchase	23,028.3572	(2)	$19.4751

(1)	Shares acquired in connection with issuer’s dividend reinvestment plan with all purchases funded and instructions given on or about June 1, 2016. Under operation of the plan, monthly purchases are conducted by the plan administrator evenly over the course of approximately the first 20 days after initial funding date.
(2)	Shares acquired in connection with issuer’s dividend reinvestment plan with all purchases funded and instructions given on or about July 1, 2016. Under operation of the plan, monthly purchases are conducted by the plan administrator evenly over the course of approximately the first 20 days after initial funding date.